[Letterhead of Sutherland Asbill & Brennan LLP]

October 5, 2012

VIA EDGAR

Ms. Mary A. Cole

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oxford Lane Capital Corp
Registration Statement on Form N-2
Filed August 10, 2012
File No. 333-183228

Dear Ms. Cole:

On behalf of Oxford Lane Capital Corp. (the “Company”), set forth below is the Company’s response to the additional oral accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on October 4, 2012, with respect to the Company’s registration statement on Form N-2 (File No. 333-183228), filed with the Commission on August 10, 2012 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comment is set forth below and is followed by the Company’s response. Where revisions to the Prospectus have been referenced in the Company’s response, such revisions have been reflected in the marked page from the Prospectus attached as an appendix hereto.

1.	Please revise the disclosure set forth in footnote 4 to the “Fees and Expenses” section of the Prospectus to clarify that the assumptions you have made with respect to gross and net assets are based upon your financial condition as of June 30, 2012.

The Company has revised the above-referenced footnote in response to the Staff’s comment.

2.	Please advise the Staff on a supplemental basis whether you expect your gross assets or net assets as of September 30, 2012 to differ materially from your gross assets or net assets as of June 30, 2012.

Ms. Mary A. Cole

October 5, 2012

The Company advises the staff on a supplemental basis that while it currently anticipates that both its gross assets and net assets as of September 30, 2012 will likely be materially higher than the Company’s gross assets and net assets as of June 30, 2012, primarily as result of potential changes in portfolio investment valuations, the Company will not have a definitive estimate of those figures until after completion of its quarterly board and valuation committee processes. The Company does not, however, expect that any such changes would result in a material increase in any of the expense line items included in the “Fees and Expenses” section of the Prospectus, but would more likely serve to decrease such expense percentages as a result of the anticipated increase in the Company’s net assets.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

Steven B. Boehm

cc:	Sheila Stout / U.S. Securities and Exchange Commission
Jonathan H. Cohen / Oxford Lane Capital Corp.
John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP